Exhibit 99.1

monday.com Announces Third Quarter 2024 Results

Third quarter revenue of $251.0 million grew 33% year over year
Surpassed $1 billion in annual recurring revenue (“ARR”)
Net dollar retention rate increased to 111%
Second-largest customer more than doubled their seat count to 60,000

New York / Tel Aviv, November 11, 2024 -- monday.com (NASDAQ: MNDY), the multi-product platform that runs all core aspects of work, today reported financial results for its third quarter ended September 30, 2024.

Management Commentary:

“monday.com had a strong Q3, driven by the team’s consistent execution as we focus on deepening our product capabilities and bolstering the platform to support customers of all sizes,” said monday.com co-founders and co-CEOs, Roy Mann and Eran Zinman. “Reaching $1 billion in ARR marks a major milestone in our journey as a company, and we are more excited than ever to enter this next stage of growth, building on the strong foundation we’ve established.”

“We are very pleased with our results in Q3, with solid revenue growth and profitability, as well as improving retention trends as we continue to expand to larger customers,” said Eliran Glazer, monday.com CFO. “As we look ahead to the rest of the year and into FY25, we are confident in our ability to build on this momentum and continue to deliver strong growth at scale.”

Third Quarter Fiscal 2024 Financial Highlights:

●	Revenue was $251.0 million, an increase of 33% year-over-year.
●	GAAP operating loss was $27.4 million compared to a loss of $2.5 million in the third quarter of 2023; GAAP operating margin was negative 11% compared to negative 1% in the third quarter of 2023.
●	Non-GAAP operating income was $32.2 million compared to $24.1 million in the third quarter of 2023; non-GAAP operating margin was 13%, in-line with the third quarter of 2023.
●
GAAP basic and diluted net loss per share was $0.24, compared to GAAP basic and diluted net income per share of $0.15 in the third quarter of 2023; non-GAAP basic and diluted net income per share was $0.90 and $0.85, respectively, compared to non-GAAP basic and diluted net income per share of $0.68 and $0.64, respectively, in the third quarter of 2023.

●
Net cash provided by operating activities was $86.6 million, with $82.4 million of free cash flow, compared to net cash provided by operating activities of $66.6 million and $64.9 million of free cash flow in the third quarter of 2023.

Recent Business Highlights:

●	Net dollar retention rate was 111%.
●	Net dollar retention rate for customers with more than 10 users was 114%.
●	Net dollar retention rate for customers with more than $50,000 in ARR was 115%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 115%.
●	The number of paid customers with more than 10 users was 58,760, up 13% from 52,015 as of September 30, 2023.
●	The number of paid customers with more than $50,000 in ARR was 2,907, up 40% from 2,077 as of September 30, 2023.
●	The number of paid customers with more than $100,000 in ARR was 1,080, up 44% from 749 as of September 30, 2023.
●	Surpassed $1 billion in ARR, just a decade since the launch of the company and eight years since reaching $1 million in ARR.
●	Second-largest customer - an international technology company - more than doubled their seat count to 60,000 from 25,000.

Leadership Changes:

Adi Dar Appointed as Chief Operating Officer

We are excited to announce the recent appointment of Adi Dar as Chief Operating Officer (COO). With over 20 years of experience in driving sustainable growth for market-leading global technology companies, Adi brings a wealth of expertise to the executive team.

Prior to joining monday.com, Adi served as the CEO of ELOP, an electro-optics subsidiary of Elbit Systems, where he successfully led the company through significant advancements and growth. He is also the founder of Cyberbit, a leading cybersecurity company, demonstrating his ability to innovate and build successful enterprises from the ground up. Adi joined the company a few months ago and has already made a significant impact, contributing his expertise in operational excellence and strategic leadership.

“We are excited to welcome Adi to the monday.com team,” said co-founders and co-CEOs, Roy Mann and Eran Zinman. “His deep understanding of technology and operations, coupled with his proven track record of success, will be invaluable as we continue to enhance our platform and expand our global reach.”

Yoni Osherov to Step Down as Chief Revenue Officer

Yoni Osherov, monday.com’s Chief Revenue Officer (CRO), announced his decision to step down from the CRO role at the end of December 2024. Yoni joined monday.com in 2017 as Vice President of Global Sales and Marketing. Over the years, he expanded his responsibilities to encompass all go-to-market functions, including marketing, partner channels, and customer success, before being promoted to CRO in 2022. Yoni has been instrumental in establishing the company’s sales, customer success, and partner channels, which have become key drivers of our go-to-market strategy. During his tenure, Yoni was pivotal in the company’s growth, helping to increase ARR from $10 million to over $1 billion.

“We are deeply grateful for the invaluable contributions Yoni has made during his time at monday.com,” said co-founders and co-CEOs, Roy Mann and Eran Zinman. “Yoni’s leadership and vision have significantly shaped our growth and success. While we are saddened to see him go, we wish him the very best in his future endeavors and look forward to building on the strong foundation that he has created.”

“I am incredibly grateful for my time at monday.com and proud of what we have accomplished together,” said Osherov. “It has been my privilege to work alongside such a talented team and to contribute to our shared vision. As I embark on to the next chapter of my career, I am excited to see how monday.com continues to thrive and innovate. I look forward to staying connected and cheering for the organization’s ongoing success.”

A global search is currently underway to identify Yoni’s successor. He will continue to serve as an advisor to the CEOs until a new CRO is appointed.

Financial Outlook:

For the fourth quarter of fiscal year 2024, monday.com currently expects:

●	Total revenue of $260 million to $262 million, representing year-over-year growth of 28% to 29%.
●	Non-GAAP operating income of $29 million to $31 million and operating margin of 11% to 12%.
●	Free cash flow of $63 million to $66 million and free cash flow margin of 24% to 25%.

For the full year 2024, monday.com currently expects:

●	Total revenue of $964 million to $966 million, representing year-over-year growth of approximately 32%.
●	Non-GAAP operating income of $121 million to $123 million and operating margin of 12% to 13%.
●	Free cash flow of $286 million to $289 million and free cash flow margin of approximately 30%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, free cash flow, and free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history at our current scale; our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenues from a single platform; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; risks related to artificial intelligence or machine learning in offerings; our ability to attract customers, grow our retention rates and expand usage within organizations, including cross selling and upselling; risks related to our subscription-based business model; our sales efforts may require considerable time and expense or may extend sales cycles, and downturns or upturns are not immediately reflected in full in results of operations; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products and maintenance of corporate culture; risks related to actions by governments to restrict access to our platform and products or to require us to disclose or provide access to information; risks related to international operations and compliance with laws and regulations applicable to our global operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility and climate change; our dependence on key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to maintain adequate research and development resources and introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on traditional web search engines to direct traffic to our website; interruption or delays in service from third parties or our inability to plan and manage interruptions; risks related to security disruptions, unauthorized system access; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof; our expectation not to pay dividends for the foreseeable future; the novelty of our Digital Lift Initiative; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its third quarter 2024 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 1813891. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low code- no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. Fully customizable to suit any business vertical, the platform is currently used by over 225,000 customers across more than 200 industries and in over 200 countries and territories.

Visit us on our LinkedIn, X (formerly Twitter), Instagram, YouTube, TikTok, and Facebook. For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Julie Case
julieca@monday.com

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)

Revenue	$251,000	$189,190	$704,019	$527,125
Cost of revenue	25,972	21,707	73,189	58,237
Gross profit	225,028	167,483	630,830	468,888
Operating expenses:
Research and development	56,509	38,433	151,377	114,602
Sales and marketing	140,284	108,360	399,896	323,483
General and administrative	55,637	23,211	110,187	68,243
Total operating expenses	252,430	170,004	661,460	506,328
Operating loss	(27,402)	(2,521)	(30,630)	(37,440)
Financial income, net	14,942	11,555	42,631	29,050
Income (loss) before income taxes	(12,460)	9,034	12,001	(8,390)
Income tax (expense) benefit	434	(1,546)	(2,634)	(5,824)
Net income (loss)	$(12,026)	$7,488	$9,367	$(14,214)
Net income (loss) per share, basic	$(0.24)	$0.15	$0.19	$(0.29)

Net income (loss) per share, diluted	$(0.24)	$0.15	$0.18	$(0.29)

Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	50,134,930	48,536,315	49,674,755	48,221,457
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	50,134,930	51,461,709	52,264,538	48,221,457

MONDAY.COM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)
	September 30,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,337,155	$1,116,128
Marketable securities	50,667	—
Accounts receivable, net	20,630	17,911
Prepaid expenses and other current assets	46,902	39,103
Total current assets	1,455,354	1,173,142
LONG-TERM ASSETS:
Property and equipment, net	41,241	37,418
Operating lease right-of-use assets	83,811	62,280
Other long-term assets	4,704	2,816
Total long-term assets	129,756	102,514
Total assets	$1,585,110	$1,275,656
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$34,961	$24,837
Accrued expenses and other current liabilities	155,415	106,691
Deferred revenue, current	330,053	266,284
Operating lease liabilities, current	25,637	18,201
Total current liabilities	546,066	416,013
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	65,440	42,946
Deferred revenue, non-current	2,487	3,189
Total long-term liabilities	67,927	46,135
Total liabilities	613,993	462,148
SHAREHOLDERS' EQUITY:
Other comprehensive income	2,605	9,804
Share capital and additional paid-in capital	1,543,549	1,388,108
Accumulated deficit	(575,037)	(584,404)
Total shareholders’ equity	971,117	813,508
Total liabilities and shareholders’ equity	$1,585,110	$1,275,656

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(12,026)	$7,488	$$9,367	$(14,214)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,205	2,331	8,658	6,467
Share-based compensation	35,374	26,598	98,540	77,841
Share-based compensation granted to foundation	17,908	—	17,908	—
Amortization of discount and accretion of interest on marketable securities	(647)	—	(647)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,028)	1,330	(2,719)	(580)
Prepaid expenses and other assets	23,053	4,338	7,853	10,325
Accounts payable	(12,055)	5,154	9,613	8,750
Accrued expenses and other liabilities, net	20,003	7,513	22,714	7,365
Deferred revenue	12,818	11,827	63,067	60,942
Net cash provided by operating activities	86,605	66,579	234,354	156,896
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,800)	(779)	(9,764)	(5,463)
Purchase of marketable securities	(49,570)	—	(49,570)	—
Capitalized software development costs	(393)	(910)	(1,463)	(1,929)
Net cash used in investing activities	(53,763)	(1,689)	(60,797)	(7,392)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	15,349	4,351	34,673	14,704
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	(1,278)	(4,348)	12,797	4,168
Net cash provided by financing activities	14,071	3	47,470	18,872
INCREASE IN CASH, AND CASH EQUIVALENTS	46,913	64,893	221,027	168,376
CASH AND CASH EQUIVALENTS - Beginning of period	1,290,242	989,377	1,116,128	885,894
CASH AND CASH EQUIVALENTS - End of period	$1,337,155	$1,054,270	$$1,337,155	$1,054,270

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$225,028	$167,483	$630,830	$468,888
Share-based compensation	1,881	1,383	4,997	4,705
Non-GAAP gross profit	$226,909	$168,866	$635,827	$473,593

GAAP gross margin	90%	89%	90%	89%
Non-GAAP gross margin	90%	89%	90%	90%

Reconciliation of operating expenses
GAAP research and development	$56,509	$38,433	$151,377	$114,602
Share-based compensation	(13,536)	(10,382)	(36,729)	(30,124)
Non-GAAP research and development	$42,973	$28,051	$114,648	$84,478

GAAP sales and marketing	$140,284	$108,360	$399,896	$323,483
Share-based compensation	(9,945)	(6,856)	(28,013)	(20,496)
Non-GAAP sales and marketing	$130,339	$101,504	$371,883	$302,987

GAAP general and administrative	$55,637	$23,211	$110,187	$68,243
Share-based compensation	(10,012)	(7,977)	(28,801)	(22,516)
Charitable contribution to foundation (1)	(24,208)	—	(24,208)	—
Non-GAAP general and administrative	$21,417	$15,234	$57,178	$45,727

Reconciliation of operating income (loss)
GAAP operating loss	$(27,402)	$(2,521)	$(30,630)	$(37,440)
Share-based compensation	35,374	26,598	98,540	77,841
Charitable contribution to foundation (1)	24,208	—	24,208	—
Non-GAAP operating income	$32,180	$24,077	$92,118	$40,401

GAAP operating margin	(11%)	(1%)	(4%)	(7%)
Non-GAAP operating margin	13%	13%	13%	8%

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Reconciliation of net income (loss)
GAAP net income (loss)	$(12,026)	$7,488	$9,367	$(14,214)
Share-based compensation	35,374	26,598	98,540	77,841
Charitable contribution to foundation (1)	24,208	—	24,208	—
Tax benefit related to share-based compensation (2)	(2,587)	(1,075)	(6,112)	(2,420)
Non-GAAP net income	$44,969	$33,011	$126,003	$61,207

Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, basic	50,134,930	48,536,315	49,674,755	48,221,457
Effect of dilutive shares (3)	2,490,965	2,925,394	2,589,783	2,919,075
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, diluted	52,625,895	51,461,709	52,264,538	51,140,532

GAAP net income (loss) per share, basic	$(0.24)	$0.15	$0.19	$(0.29)
GAAP net income (loss) per share, diluted	$(0.24)	$0.15	$0.18	$(0.29)
Non-GAAP net income per share, basic	$0.90	$0.68	$2.54	$1.27
Non-GAAP net income per share, diluted	$0.85	$0.64	$2.41	$1.20

(1)
Includes (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our shares that we contributed to the monday.com foundation, and (ii) a one-time cash contribution of $6.3 million from us to the monday.com foundation, calculated based on 1% of the gross proceeds from our initial public offering.

(2)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(3)
The effect of these dilutive shares was not included in the GAAP calculation of diluted net loss per share for the three months ended September 30, 2024, and nine months ended September 30, 2023, because the effect would have been anti-dilutive.

MONDAY.COM LTD
Reconciliation of net cash provided by operating activities to free cash flow

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)

Net cash provided by operating activities	$86,605	$66,579	$234,354	$156,896
Purchase of property and equipment	(3,800)	(779)	(9,764)	(5,463)
Capitalized software development costs	(393)	(910)	(1,463)	(1,929)
Free cash flow	$82,412	$64,890	$223,127	$149,504
Free cash flow margin	33%	34%	32%	28%